FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 6, 2017

Item 3.	News Release

A news release issued on November 6, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. and Radient Technologies Inc. sign master services agreement; companies also sign investor rights agreement.

Full Description of Material Change

Further to the two companies’ joint press release of October 23, 2017, Aurora Cannabis Inc. and Radient Technologies Inc. today announced the companies have finalized a Master Services Agreement (the “Agreement”), pursuant to which Radient has agreed to perform certain services for Aurora using its proprietary MAP™ technology, as well as other technologies, as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts. The Agreement has an initial term of five years, with an option for Aurora to renew the agreement for an additional five years.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 6, 2017.

November 6, 2017	TSX: ACB	TSXV: RTI

Aurora Cannabis and Radient Technologies Sign Master Services Agreement
Companies Also Sign Investor Rights Agreement

Vancouver, BC – November 6, 2017 – Further to the two companies’ joint press release of October 23, 2017, Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM)) and Radient Technologies Inc. (“Radient”) (TSXV: RTI) today announced the companies have finalized a Master Services Agreement (the “Agreement”), pursuant to which Radient has agreed to perform certain services for Aurora using its proprietary MAP™ technology, as well as other technologies, as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts. The Agreement has an initial term of five years, with an option for Aurora to renew the agreement for an additional five years.

Under the terms of the agreement, Radient will provide processing services to Aurora for the production of extracts from material supplied by the Company, which may include both cannabis and hemp. The agreement initially covers services delivered in Canada, Australia, and the European Union, including Germany where Aurora’s wholly owned subsidiary Pedanios is the largest distributor of medical cannabis on the continent. Additionally, Aurora has the right to negotiate on an exclusive basis with Radient to expand the jurisdictions covered. Within the countries covered by the agreement, Radient shall deliver its services under preferential terms to Aurora.

Radient applied in December, 2016 to Health Canada to obtain Licensed Dealer status, and in February, 2017 for Licensed Producer status, and is progressing well through the processes. Upon receipt of either license, Radient will be able to commence production of cannabis extracts from products supplied by Aurora or Aurora’s partners.

“This agreement will enable us, in the very near future, to dramatically accelerate the production of high- margin cannabis derivatives under favourable terms,” said Terry Booth, CEO. “The market for non-smoked derivative cannabis products is growing at a remarkable pace, and through this agreement we have a cost- effective and scalable means to help meet this demand - particularly once we begin harvests in the first half of 2018 at our 100,000+ kg per annum Aurora Sky production facility. We intend to continue our collaboration with Radient on other R&D projects that we expect will deliver significant value to both companies.”

Denis Taschuk, CEO of Radient, added, "This agreement brings together the industry's most technologically advanced cultivation facility, Aurora Sky, with the industry's most advanced extraction platform, Radient's MAP™. With a shared commitment to world-leading quality assurance and the development of innovative products, we are excited about the benefits this partnership will bring to our respective stakeholders."

The Master Services Agreement includes an Investor Rights Agreement that provides Aurora with certain rights to participate in future offerings, providing Aurora with the option to expand its ownership in Radient up to 19.99% . Aurora also has the right to appoint one director to the Radient Board of Directors.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Radient

Radient extracts natural compounds from a range of biological materials using its proprietary MAPTM natural product extraction technology platform which provides superior customer outcomes in terms of ingredient purity, yield, and cost. From its initial 20,000 square foot manufacturing plant in Edmonton, Alberta, Radient serves market leaders in industries that include pharmaceutical, food, beverage, natural health, personal care and biofuel markets. Visit www.radientinc.com for more information.

On behalf of the Board of Directors,

AURORA CANNABIS INC.
Terry Booth, CEO

RADIENT TECHNOLOGIES INC.
Denis Taschuk, CEO

Further Information:

For Aurora:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.289.6640
marc.lakmaaker@auroramj.com

For Radient:

Denis Taschuk	Mike Cabigon
Chief Executive Officer	Chief Operating Officer
+1.780.465.1318	+1.780.465.1318
dtaschuk@radientinc.com	mcabigon@radientinc.com

Information set forth in this news release contains forward-looking information and statements that are based on assumptions as of the date of this news release. These statements reflect management’s current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. The terms and phrases "goal", "commitment", "guidance", "expects", "would", "will", "continuing", "drive", "believes", "indicate", "look forward", "grow", "outlook", "forecasts", “intend”, and similar terms and phrases are intended to identify these forward-looking statements. The Corporations caution that all forward looking information and statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Corporations’ control. Such factors include, among other things: risks and uncertainties relating to the Corporations’ ability to finalize the terms of the proposed agreement. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward looking information. Except as required under applicable securities legislation, the Corporations undertake no obligation to publicly update or revise forward-looking information.

Neither TSX nor TSX Venture Exchange nor their Regulation Services Providers (as that term is defined in the policies of the respective Exchanges) accepts responsibility for the adequacy or accuracy of this release.